                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                    UNDER THE SECURITIES AND EXCHANGE ACT OF 1934


                              SecurFone America, Inc.
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                                  (Name of Issuer)

                                    Common Stock
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                           (Title of Class of Securities)

                                    81371G 10 S
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                                   (CUSIP Number)

              Christopher J. Hubbert, Kohrman Jackson & Krantz P.L.L.,
             1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7215
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                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                   August 1, 1997
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              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                 PAGE 1 OF 8 PAGES

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                                    SCHEDULE 13D

CUSIP NO. 81371G 10 S                                         PAGE 2 OF 8 PAGES

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  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

      Michael M. Grand

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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)  [x]
                                                                       (b)  [_]

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  3   SEC USE ONLY


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  4   SOURCE OF FUNDS*

      AF
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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [_]

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  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Michigan
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        NUMBER OF          7  SOLE VOTING POWER

         SHARES                 4,550,000
                       --------------------------------------------------------
      BENEFICIALLY         8  SHARED VOTING POWER

        OWNED BY
                       --------------------------------------------------------
          EACH             9  SOLE DISPOSITIVE POWER

        REPORTING               4,550,000
                       --------------------------------------------------------
         PERSON           10 SHARED DISPOSITIVE POWER
          WITH
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  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,550,000
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                               [_]

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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      74.6%
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  14  TYPE OF REPORTING PERSON*

      IN
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                                    SCHEDULE 13D
CUSIP NO. 81371G 10 S                                         PAGE 3 OF 8 PAGES

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  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S.  IDENTIFICATION NO. OF ABOVE PERSON

      Montpilier Holdings, Inc.

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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                        (b) [_]

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  3   SEC USE ONLY


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  4   SOURCE OF FUNDS

       OO
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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [_]

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  6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Nevada
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        NUMBER OF          7  SOLE VOTING POWER

         SHARES                 4,500,000
                       --------------------------------------------------------
      BENEFICIALLY         8  SHARED VOTING POWER

        OWNED BY
                       --------------------------------------------------------
          EACH             9  SOLE DISPOSITIVE POWER

        REPORTING               4,500,000
                       --------------------------------------------------------
         PERSON            10 SHARED DISPOSITIVE POWER

          WITH
-------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       4,500,000
-------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                               [_]

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  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      74.4%
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  14  TYPE OF REPORTING PERSON*
      CO
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

CUSIP NO. 81371G 10 S


     This original Schedule 13D is filed on behalf of Michael M. Grand and Montpilier Holdings, Inc. ("Montpilier"), a Nevada corporation, for the purpose of reporting ownership by Mr. Grand and Montpilier of shares of common stock, $0.001 par value per share (the "Shares"), of SecurFone America, Inc., a Delaware corporation ("SecurFone").

Item 1.   SECURITY AND ISSUER.

          This Schedule 13D relates to the shares of common stock, $0.001 par value per share, of SecurFone, which has its principal executive offices at 5850 Oberlin Dr., Ste. 220, San Diego, California 92121.

Item 2.   IDENTITY AND BACKGROUND.

          (a) The persons filing this Schedule 13D are Michael M. Grand and Montpilier. Mr. Grand is the sole shareholder of Parthenon Holdings, L.L.C. ("Parthenon"), a holding company and the sole shareholder of Montpilier.

          (b) The address of Montpilier, and the business address of Mr. Grand, is 31731 Northwestern Highway, Ste. 280-W, Farmington Hills, MI 48334.

          (c) Mr. Grand is an attorney practicing in the areas of commercial and real estate law. Mr. Grand is also a Director of SecurFone. Montpilier is a securities holding company. The address of Montpilier, and the business address of Mr. Grand, is 31731 Northwestern Highway, Ste. 280-W, Farmington Hills, MI 48334.

          (d)  Negative with respect to Montpilier and Mr. Grand.

          (e)  Negative with respect to Montpilier and Mr.Grand.

          (f) Montpilier is organized under the laws of the State of Nevada. Mr. Grand is a citizen of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          50,000 of the Shares reported in this Schedule 13D as benificially owned by Mr. Grand are represented by an option to purchase 50,000 Shares issued to Mr. Grand on October 1, 1997 pursuant to the SecurFone America, Inc. 1997 Directors' Stock Option Plan. The exercise price for Mr. Grand's option is $1.00 per Share. The Shares reported herein as having been acquired by Montpilier were acquired for all of the outstanding capital stock of SecurFone, Inc., now a wholly owned subsidiary of SecurFone on August 1, 1997.


                                  Page 4 of 8 Pages
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Item 4.   PURPOSE OF TRANSACTION.

          Mr. Grand and Montpilier purchased the Shares to acquire a significant interest in SecurFone for the purposes of investment and to effect the business strategies and operations of SecurFone. Pursuant to the instructions for items
(a) through (j) of Item 4 of Schedule 13D and except as set forth above in this
Item 4 neither Mr. Grand nor Montpilier presently has plans or proposals that relate to or would result in any of the following:

          (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving SecurFone;

          (ii) the sale or disposition of a material amount of assets of SecurFone;

          (iii) a material change in the present capitalization or dividend policy of SecurFone;

          (iv) a material change in the business or corporate structure of SecurFone;

          (v) a change to the Articles of Incorporation or Bylaws of SecurFone or an impediment to the acquisition of control of SecurFone by any person;

          (vi) the delisting from any national securities exchange of the Shares;

          (vii) a class of equity securities of SecurFone becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

          (viii) any action similar to any of those enumerated in (i) through
                 (vii) above.

          Mr. Grand is a member of the Board of Directors of SecurFone and may consider actions similar to any of those numerated above as a Director. In addition, Mr. Grand and Montpilier reserve the right to modify their plans and proposals described in this Item 4. Further, subject to applicable laws and regulations, they may formulate plans and proposals that may result in the occurrence of an event set forth in (i) through (viii) above or in Item 4 of
Schedule 13D.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) According to the most recently available filing with the Securities and Exchange Commission by SecurFone, there are 6,050,216 Shares outstanding.

          Mr. Grand beneficially owns an option to purchase 50,000 Shares, or approximately 0.8% of the outstanding Shares. Montpilier beneficially owns 4,500,000 Shares, or approximately 74.4% of the outstanding Shares. As sole shareholder of Parthenon, the sole shareholder of Montpilier, Mr. Grand is deemed to beneficially own all 4,550,000 Shares, or approximately 74.6% of the


                                  Page 5 of 8 Pages
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CUSIP NO. 81371G 10 S


outstanding Shares.

          (b) Mr. Grand, as sole shareholder of Parthenon, the sole shareholder of Montpilier, has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the Shares owned by Montpilier.

          (c)    Not Applicable.

          (d) Montpilier, Parthenon and William P. Stueber II, SecurFone's President and a Director, entered into a Stock Proceeds Sharing Agreement (the "Sharing Agreement") as of October 29, 1997. The Sharing Agreement provides that if Montpilier sells any Shares, Montpilier will pay to Mr. Stueber one third of the excess of the per share sale price over $0.2667 for one half of the Shares sold, up to 2,250,000 Shares. In addition, under the terms of the Sharing Agreement Mr. Stueber has a right of first refusal relating to any private sale of 2,250,000 of the Shares owned by Montpilier.

          (e)    Not Applicable

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          See Item 5(d) above for a description of the Sharing Agreement among Montpilier, Parthenon and Mr. Stueber.

Item 7.   MATERIALS TO BE FILED AS EXHIBITS.

          Exhibit 7.1 Agreement of Joint Filing.



                                  Page 6 of 8 Pages
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CUSIP NO. 81371G 10 S


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  October 2, 1998                 MICHAEL M. GRAND


                                        /s/ Michael M. Grand
                                        -------------------------------------
                                        Michael M. Grand, Individually


                                        MONTPILIER HOLDINGS, INC.


                                        By:  /s/ Michael M. Grand
                                        -------------------------------------
                                             Michael M. Grand, President


                                  Page 7 of 8 Pages